Exhibit 22.1
LIST OF SUBSIDIARY GUARANTORS
Each of the following subsidiaries of CrowdStrike Holdings, Inc. (the “Company”) is a guarantor of the 3.00% Senior Notes due 2029 issued by the Company.

Subsidiary Guarantors

CrowdStrike, Inc.
CrowdStrike Financial Services, Inc.